May 15, 2009

Christopher J. Lafond
Executive Vice President and Chief Financial Officer
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902-2212

      Re: **Gartner, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 20, 2009
               File No. 1-14443
               Response Letter Dated May 7, 2007

Dear Mr. Hall:

      We refer you to our comment letter dated April 28, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                      Sincerely,

                      Cecilia Blye, Chief
                      Office of Global Security Risk

cc: Karen Garnett
         Assistant Director
         Division of Corporation Finance